Exhibit 99.1

China Yuchai International Inaugurates New Factory in Xiamen

- Estimated capacity of 100,000 units annually-

Singapore, Singapore – September 9, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”) has through a wholly owned subsidiary, after two years of thorough planning and construction completed phase one of its new diesel engine assembly factory in Xiamen, Fujian Province which is now ready for commercial production.

The inauguration and grand opening of the Xiamen factory was attended by the Deputy Mayor of Xiamen, the Chairman of Xiamen Construction Machinery Group, senior management of Chinese leading bus maker Xiamen Golden Dragon, as well as customers of GYMCL. With 120,000 square meters of space, this new facility is located in the heart of the Xiamen Automobile Industry City in Guannan Industrial Park, a short distance away from the Xiamen Port. The annual production capacity of the new factory is expected to reach 100,000 units. This state-of-the-art facility unveils key world standard production equipment and imported control units.

Mr. Boo Guan Saw, President of China Yuchai, commented, “Our new assembly facility is strategically located in a major auto-parts, bus and construction equipment hub. We can now leverage our scale and location to shorten our supply chain and lower production costs. As Xiamen is a fast-growing economic municipality located in southern China, our presence here will help enhance our market competitiveness and strengthen our customer relations. We will continue to expedite construction on phase 2 to expand capacity to meet the growing demand for our engine products.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@us.grayling.com
dixon.chen@us.grayling.com